PROSPECTUS SUPPLEMENT

(To prospectus dated June 23, 2003)

Filed Pursuant to Rule 424(b) (5)

Reg. No. 333-104054

1,000,000 Shares

8.375% Series B Cumulative Redeemable Preferred Shares

(Liquidation Preference $25 Per Share)

Distributions on the 8.375% Series B Cumulative Redeemable Preferred Shares, par value $.01 per share, will be cumulative from (but excluding) the date of original issue and payable quarterly, beginning on January 15, 2004, at the rate of 8.375% of the liquidation preference per annum, or $2.09375 per Series B Preferred Share per annum.

The Series B Preferred Shares are not redeemable until September 30, 2008, after which we may redeem the shares at a redemption price of $25.00 per Series B Preferred Share, plus any accrued and unpaid distributions to and including the date of redemption. The Series B Preferred Shares have no maturity date and will remain outstanding indefinitely unless redeemed.

We intend to file an application to list the Series B Preferred Shares on the New York Stock Exchange.

You should consider the risks that we have described in “Risk Factors” beginning on page 4 of the LaSalle Hotel Properties Annual Report on Form 10-K for the year ended December 31, 2002 before buying the Series B Preferred Shares.

	Per Share	Total
Public offering price	$25.00	$25,000,000
Underwriting discounts and commissions	$.5915	$591,500
Proceeds, before expenses, to LaSalle Hotel Properties	$24.4085	$24,408,500

The underwriter may purchase up to an additional 100,000 Series B Preferred Shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the Series B Preferred Shares to purchasers on or before September 30, 2003.

RAYMOND JAMES

The date of this prospectus supplement is September 23, 2003.

In this prospectus supplement, the terms “we,” “us” or “our” include LaSalle Hotel Properties, LaSalle Hotel Operating Partnership, L.P. and their consolidated subsidiaries.

Unless otherwise stated in this prospectus supplement, we have assumed throughout this prospectus supplement that the underwriter’s over-allotment is not exercised.

You should rely on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein or therein is accurate only as of their respective dates or on other dates which are specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

LASALLE HOTEL PROPERTIES

LaSalle Hotel Properties was organized as a Maryland real estate investment trust on January 15, 1998 to buy, own and lease primarily upscale and luxury full-service hotels located in convention, resort and major urban business markets. As of September 23, 2003, we owned interests in 17 hotels with approximately 5,600 rooms/suites located in ten states and the District of Columbia. Independent hotel operators manage the hotels. We are a self-managed and self-administered real estate investment trust (“REIT”) as defined in the Internal Revenue Code of 1986, as amended (the “Code”). A REIT is a legal entity that holds real estate interests and, through payments of dividends to shareholders, is permitted to reduce or avoid federal income taxes at the corporate level.

Substantially all of our assets are held by, and all of our operations are conducted through, LaSalle Hotel Operating Partnership, L.P. We are the sole general partner of the partnership with an approximate 97.7% ownership interest at June 30, 2003. The remaining 2.3% is held by other investors in the form of 424,686 units of limited partnership interest. Partnership units are redeemable for cash or, at our option, for a like number of our common shares. The hotels are leased under participating leases that provide for rental payments equal to the greater of base rent or participating rent based on fixed percentages of gross hotel revenues.

Our principal offices are located at 4800 Montgomery Lane, Suite M25, Bethesda, Maryland 20814. Our website is www.lasallehotels.com.

The Offering

The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the Series B Preferred Shares, see “Description of the Series B Preferred Shares” in this prospectus supplement and “Description of Preferred Shares” in the accompanying prospectus.

Issuer	LaSalle Hotel Properties.

Securities Offered

1,000,000 shares of 8.375% Series B Cumulative Redeemable Preferred Shares, par value $.01 per share. The underwriter has the option to purchase up to 100,000 additional shares of Series B Preferred Shares from us to cover over-allotments, if any. We reserve the right to reopen this series and offer additional Series B Preferred Shares either through public or private sales at any time.

Distributions

Investors will be entitled to receive cumulative cash distributions on the Series B Preferred Shares at a rate of 8.375% per annum of the $25.00 per share liquidation preference (equivalent to $2.09375 per annum per share). Beginning on January 15, 2004, distributions on Series B Preferred Shares will be payable quarterly in arrears on or about the 15th day of each January, April, July and October. Distributions on the Series B Preferred Shares will be cumulative from (but excluding) the date of original issuance, which is expected to be September 30, 2003.

Maturity

The Series B Preferred Shares have no maturity date, and we are not required to redeem the Series B Preferred Shares. In addition, we are not required to set aside funds to redeem the Series B Preferred Shares. Accordingly, the Series B Preferred Shares will remain outstanding indefinitely unless we decide to redeem them.

Optional Redemption

We may not redeem the Series B Preferred Shares prior to September 30, 2008, except in limited circumstances relating to our continuing qualification as a REIT. On and after September 30, 2008, we may, at our option, redeem the Series B Preferred Shares, in whole or from time to time in part, by payment of $25.00 per share, plus any accrued and unpaid distributions to and including the date of redemption.

Liquidation Preference

If we liquidate, dissolve or wind up, holders of the Series B Preferred Shares will have the right to receive $25.00 per share, plus any accrued and unpaid distributions to and including the date of payment, before any payments are made to the holders of our common shares.

Ranking

The Series B Preferred Shares rank senior to our common shares and pari passu with our Series A Preferred Shares with respect to the payment of distributions and the distribution of assets in the event of our liquidation, dissolution or winding up.

Voting Rights

Holders of Series B Preferred Shares generally have no voting rights. However, if we do not pay distributions on the Series B Preferred Shares for six quarterly periods, whether or not consecutive, the holders of our Series B Preferred Shares, voting as a class with the holders of Series A Preferred Shares and any other class or series of our capital shares which has similar voting rights, will be entitled to vote for the election of two additional trustees to serve on our Board of Trustees until we pay all distributions which we owe on the Series B Preferred Shares. In addition, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series B Preferred Shares is required for us to authorize, create or increase capital shares ranking senior to the Series B Preferred Shares or to amend our Declaration of Trust in a manner that materially and adversely affects the rights of the Series B Preferred Shares. Among other things, we may, without any vote of the holders of the Series B Preferred Shares, issue additional Series B Preferred Shares.

Listing

We intend to file an application to list the Series B Preferred Shares on the NYSE. If the application is approved, trading of the Series B Preferred Shares on the NYSE is expected to begin within 30 days after the date of initial delivery of the Series B Preferred Shares.

Restrictions on Ownership and Transfer

Our Declaration of Trust and the Articles Supplementary for the Series B Preferred Shares contain provisions that limit to 9.8% the percentage ownership of the Series B Preferred Shares by any one person or group of affiliated persons. Similarly, we may prevent any proposed transfer of our capital shares, including the Series B Preferred Shares, which would jeopardize our status as a REIT. The Board of Trustees may (i) elect to purchase any shares, including the Series B Preferred Shares, owned by a person in excess of this ownership limit or (ii) refuse to transfer or issue shares, including Series B Preferred Shares, to a person if an acquisition of shares by such person would result in such person exceeding this ownership limit. Any transfer of shares, including Series B Preferred Shares, that would result in a person exceeding this ownership limit or that would result in our disqualification as a REIT is deemed void ab initio. Series B Preferred Shares acquired or transferred in breach of the limitation will be automatically transferred to a trust for the exclusive benefit of one or more charitable organizations and the purchaser-transferee shall not be entitled to vote or to participate in dividends or other distributions. Our board of directors may, in its discretion, exempt a person from this 9.8% ownership limit under certain circumstances. The general restrictions on ownership and transferability described under “Restrictions on Ownership of Capital Shares” in the accompanying prospectus apply to the Series B Preferred Shares.

Conversion	The Series B Preferred Shares are not convertible into or exchangeable for any other securities or property.

Use of Proceeds

We estimate that our net proceeds from the offering will be approximately $24,183,500. We intend to use the net proceeds from the offering of Series B Preferred Shares to repay a portion of the borrowings outstanding under our senior unsecured credit facility.

RECENT DEVELOPMENTS

On September 18, 2003, we acquired the Hotel George, a 139-room, full-service boutique hotel located at 15 E Street NW at Capitol Street, NW in Washington, D.C. The hotel also has 2,000 square feet of meeting space. The Hotel George is the newest addition to our D.C. Boutique Collection and will also be managed by the Kimpton Group under a seven-year management agreement on terms similar to the other four hotels included in the collection. The consideration paid in the acquisition was $24.1 million in cash. The source of the funding for the acquisition was our senior unsecured credit facility.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS (UNAUDITED)

The following table sets forth the consolidated ratios of earnings to combined fixed charges and preferred stock dividends for the period shown.

	Six Months Ended June 30, 2003	Year Ended December 31,
		2002	2001	2000	1999	1998
		(A)(B)	(B)	(B)	(B)	(B)(C)
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.1x	0.8x	1.3x	1.8x	2.1x	2.7x

(A)	The shortfall of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2002 was approximately $4,866,000. However, the Company’s operations generated sufficient cash flow to cover its fixed charges after adding back depreciation and other noncash items to earnings. In general, the shortfall was due to the travel industry being negatively impacted by several factors including the war in Iraq, several raised terror alerts, an overall weak economy, and the impact of SARS on international travel.
(B)	We did not have any preferred capital outstanding prior to March 2002. We completed an underwritten public offering of preferred stock on March 6, 2002.
(C)	We were organized on January 15, 1998 and commenced operations on April 29, 1998.

The ratios of earnings to combined fixed charges and preferred dividends were computed by dividing earnings by the aggregate of fixed charges and preferred dividends. For this purpose, earnings consist of income from continuing operations before minority interest, fixed charges (excluding interest capitalized), gain or loss from the sale of property, extraordinary items and preferred dividends. Fixed charges consist of interest expense (including interest costs capitalized) and preferred dividends.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the Series B Preferred Shares, estimated to be approximately $24.2 million, $26.6 million if the underwriter’s over-allotment option is exercised, after deducting the underwriting discounts and commissions of $591,500, or $650,650 if the over-allotment option is exercised, and estimated offering expenses of $225,000, to repay existing indebtedness under our senior unsecured credit facility. Our existing indebtedness under our senior unsecured credit facility bore interest at a weighted average rate of 3.8% for the six months ended June 30, 2003 and is scheduled to be repaid on December 31, 2003.

DESCRIPTION OF THE SERIES B PREFERRED SHARES

This description of the Series B Preferred Shares supplements the description of the general terms and provisions of our shares of beneficial interest, including preferred shares, in the accompanying prospectus. You should consult that general description for further information.

General

We are currently authorized to issue up to 20,000,000 preferred shares in one or more series. Each series will have the designations, powers, preferences, rights, qualifications, limitations or restrictions as Maryland law may permit and our Board of Trustees may determine by adoption of applicable articles supplementary to our Declaration of Trust.

This summary of the terms and provisions of the Series B Preferred Shares is not complete. Prior to completing this offering, we will adopt articles supplementary for the Series B Preferred Shares. You may obtain a complete copy of the articles supplementary describing the Series B Preferred Shares by contacting us. The articles supplementary will initially authorize 1,200,000 Series B Preferred Shares. Our Board of Trustees may authorize additional Series B Preferred Shares from time to time.

We intend to file an application to list the Series B Preferred Shares on the New York Stock Exchange. If the application is approved, trading of the Series B Preferred Shares on the New York Stock Exchange is expected to begin within 30 days after the date of initial delivery of the Series B Preferred Shares.

The certificates evidencing the Series B Preferred Shares initially will be issued in the form of temporary certificates. Holders of temporary certificates will be entitled to exchange them for definitive certificates as soon as the definitive certificates are available. We anticipate that definitive certificates will be available within 150 days after the date of initial delivery of the Series B Preferred Shares.

The transfer agent, registrar and dividends disbursement agent for the Series B Preferred Shares is LaSalle Bank, N.A.

Ranking

The Series B Preferred Shares will rank senior to our common shares and to any other of our equity securities that by their terms rank junior to the Series B Preferred Shares with respect to payments of distributions or amounts upon our liquidation, dissolution or winding up. The Series B Preferred Shares will rank on a parity with other series of our preferred shares, including our Series A Preferred Shares, or other equity securities that we may later authorize or issue and that by their terms are on a parity with the Series B Preferred Shares. The Series B Preferred Shares will rank junior to any equity securities that we may later authorize or issue and that by their terms rank senior to the Series B Preferred Shares. Any such authorization or issuance would require the affirmative vote of the holders of at least two thirds of the outstanding shares of Series B Preferred Shares. Any convertible debt securities that we may issue are not considered to be equity securities for these purposes.

Distributions

Holders of the Series B Preferred Shares will be entitled to receive, when and as authorized by our Board of Trustees, out of funds legally available for the payment of distributions, cumulative cash distributions at the rate of 8.375% of the liquidation preference per annum. Distributions on the Series B Preferred Shares will accrue and be cumulative from (but excluding) the date of original issue and will be payable quarterly in arrears on or about the 15th day of each January, April, July and October. The first distribution on the Series B Preferred Shares will be paid on January 15, 2004. Distributions payable on the Series B Preferred Shares for any partial period will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will pay distributions to holders of record as they appear in our share records at the close of business on the applicable record date designated by our Board of Trustees for the payment of distributions that is not more than 90 nor less than 10 days prior to the distribution payment date.

Our Board of Trustees will not authorize, and we will not pay, any distributions on the Series B Preferred Shares or set aside funds for the payment of distributions if the terms of any of our agreements, including agreements relating to our indebtedness, prohibit that authorization, payment or setting aside of funds or provide that the authorization, payment or setting aside of funds is a breach of or a default under that agreement, or if the authorization, payment or setting aside of funds is restricted or prohibited by law. We are and may in the future become a party to agreements which restrict or prevent the payment of dividends on, or the purchase or redemption of, shares. These restrictions may be indirect, for example covenants requiring us to maintain specified levels of net worth or assets, or direct. We do not believe that these restrictions currently have any adverse impact on our ability to pay distributions on Series B Preferred Shares.

Notwithstanding the foregoing, distributions on the Series B Preferred Shares will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of distributions and whether or not distributions are authorized. Accrued but unpaid distributions on the Series B Preferred Shares will not bear interest, and holders of the Series B Preferred Shares will not be entitled to any distributions in excess of full cumulative distributions as described above. All of our distributions on Series B Preferred Shares, including any capital gain distributions, will be credited to the previously accrued distributions on the Series B Preferred Shares. We will credit any distribution made on Series B Preferred Shares first to the earliest accrued and unpaid distribution due.

We will not declare or pay any distributions, or set aside any funds for the payment of distributions, on common shares or other shares that rank junior to the Series B Preferred Shares, or redeem or otherwise acquire common shares or other junior shares, unless we also have declared and either paid or set aside for payment the full cumulative distributions on the Series B Preferred Shares for the current and all past dividend periods. In addition to the exceptions described in the accompanying prospectus, this restriction will not limit our redemption or other acquisition of shares under incentive, benefit or share purchase plans for officers, trustees or employees or others performing or providing similar services or for the purposes of enforcing restrictions upon ownership and transfer of our equity securities contained in our Declaration of Trust in order to preserve our status as a REIT.

If we do not declare and either pay or set aside for payment the full cumulative distributions on the Series B Preferred Shares and all shares that rank on a parity with Series B Preferred Shares, the amount which we have declared will be allocated pro rata to the Series B Preferred Shares and to each parity series of shares so that the amount declared for each Series B Preferred Share and for each share of each parity series is proportionate to the accrued and unpaid distributions on those shares.

Liquidation Rights

In the event of our liquidation, the holders of the Series B Preferred Shares will be entitled to be paid out of our assets legally available for distribution to our shareholders liquidating distributions in cash or property at fair market value as determined by our Board of Trustees equal to a liquidation preference of $25.00 per share, plus any accrued and unpaid distributions through and including the date of the payment. The holders of Series B Preferred Shares will be entitled to receive this liquidating distribution before we distribute any assets to holders of our common shares or any other shares of beneficial interest that rank junior to the Series B Preferred Shares. The rights of holders of Series B Preferred Shares to receive their liquidation preference would be subject to preferential rights of the holders of any series of shares which is senior to the Series B Preferred Shares. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of Series B Preferred Shares will have no right or claim to any of our remaining assets. If we consolidate or merge with any other entity, sell, lease, transfer or convey all or substantially all of our property or business, or engage in a statutory share exchange, we will not be deemed to have liquidated. We currently have 3,991,900 of our Series A Preferred Shares outstanding which rank pari passu with the Series B Preferred Shares. In the event our assets are insufficient to pay the full liquidating distributions to the holders of Series B Preferred Shares and all other classes or series of our equity securities ranking on a parity with our Series B Preferred Shares, then we will distribute our assets to the holders of Series B Preferred Shares and all other classes or series of parity securities ratably in proportion to the full liquidating distributions they would otherwise have received.

Redemption

We may not redeem the Series B Preferred Shares prior to September 30, 2008, except as described below under “Restrictions on Ownership and Transfer.” On and after September 30, 2008 at our option upon not less than 30 nor more than 60 days’ written notice, we may redeem the Series B Preferred Shares, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per share, plus any accrued and unpaid distributions through the date fixed for redemption.

We may give notice of redemption by mail to each holder of record of Series B Preferred Shares at the address shown on our share transfer books. A failure to give notice of redemption or any defect in the notice or in its mailing will not affect the validity of the redemption of any Series B Preferred Shares except as to the holder to whom notice was defective. Each notice will state the following:

•	the redemption date;

•	the redemption price;

•	the number of Series B Preferred Shares to be redeemed;

•	the place or places where the certificates for the Series B Preferred Shares are to be surrendered for payment; and

•	that distributions on the Series B Preferred Shares to be redeemed will cease to accrue on the redemption date.

If we redeem fewer than all of the Series B Preferred Shares, the notice of redemption mailed to each shareholder will also specify the number of Series B Preferred Shares that we will redeem from each shareholder. In this case, we will determine the number of Series B Preferred Shares to be redeemed on a pro rata basis, by lot or by any other equitable method we may choose.

If we have given a notice of redemption and have set aside sufficient funds for the redemption in trust for the benefit of the holders of the Series B Preferred Shares called for redemption, then from and after the redemption date, those Series B Preferred Shares will be treated as no longer being outstanding, no further distributions will accrue and all other rights of the holders of those Series B Preferred Shares will terminate. The holders of those Series B Preferred Shares will retain their right to receive the redemption price for their shares and any accrued and unpaid distributions through the redemption date.

The holders of Series B Preferred Shares at the close of business on a distribution record date will be entitled to receive the distribution payable with respect to the Series B Preferred Shares on the corresponding payment date notwithstanding the redemption of the Series B Preferred Shares between such record date and the corresponding payment date or our default in the payment of the distribution due. Except as provided above, we will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series B Preferred Shares to be redeemed.

The Series B Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions, except as provided under “Restrictions on Ownership and Transfer” below.

Subject to applicable law, we may purchase Series B Preferred Shares in the open market, by tender or by private agreement. We are permitted to return any Series B Preferred Shares that we reacquire to the status of authorized but unissued shares.

Voting Rights

Holders of Series B Preferred Shares will have no voting rights, except as from time to time required by law and as follows:

•

If distributions on the Series B Preferred Shares are due but unpaid for six quarterly periods, whether or not consecutive, holders of the Series B Preferred Shares, voting separately as a class with the Series A Preferred Shares and all other series of preferred shares upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional trustees to serve on our Board of Trustees until all distribution arrearages have been paid or authorized and set aside for payment in full. The voting rights of the holders of Series B Preferred Shares in that circumstance, to the extent not inconsistent with the preceding sentence, are described more fully in the accompanying prospectus.

•	In addition, the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series B Preferred Shares is required for us to authorize, create or increase capital shares ranking senior to the Series B Preferred Shares or to amend our Declaration of Trust in a manner that materially and adversely affects the rights of the Series B Preferred Shares. These special voting rights of holders of Series B Preferred Shares, to the extent not inconsistent with the preceding sentence, are described more fully in the accompanying prospectus. We may issue additional Series B Preferred Shares, or other parity stock, without any vote of the holders of the Series B Preferred Shares.

In any matter in which the Series B Preferred Shares are entitled to vote, each Series B Preferred Share will be entitled to one vote. If the holders of Series B Preferred Shares and another series of preferred shares are entitled to vote together as a single class on any matter, the Series B Preferred Shares and the shares of the other series will have one vote for each $25.00 of liquidation preference.

Conversion Rights

The Series B Preferred Shares are not convertible into or exchangeable for any property or other securities.

Restrictions on Ownership and Transfer

For information regarding restrictions on transfer of the Series B Preferred Shares, see “Restrictions on Ownership of Capital Shares” in the accompanying prospectus. The Articles Supplementary for the Series B Preferred Shares provide that the ownership limitation and excess share provisions described in the accompanying prospectus apply to ownership of Series B Preferred Shares as a separate class. We have the right to purchase or refuse to transfer any Series B Preferred Shares which are excess shares, as defined in the accompanying prospectus. If we elect to purchase such shares, the purchase price will be equal to $25.00 per share, plus any accrued and unpaid distributions through the redemption date.

FEDERAL INCOME TAX CONSIDERATIONS

The following discussion addresses certain new developments under United States federal income tax law that could affect the purchase, ownership and disposition of the Series B Preferred Shares. Investors should consult the discussion in the accompanying prospectus under the heading “Federal Income Tax Considerations” for a more detailed summary of the United States federal income tax consequences of the purchase, ownership and disposition of the Series B Preferred Shares.

Recent Legislation Reduces the Maximum Tax Rate on Certain Corporate Dividends

On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003, which reduces the maximum tax rate on both dividends and long-term capital gains for most non-corporate taxpayers to 15% until 2008. This reduced, maximum tax rate generally does not apply to ordinary REIT dividends, which continue to be subject to tax at the higher tax rates applicable to ordinary income (a maximum rate of 35% under the new legislation). The new 15% maximum tax rate, however, generally does apply to (i) long-term capital gains recognized on the disposition of REIT shares; (ii) REIT capital gain distributions (except to the extent attributable to real estate depreciation, in which case such distributions continue to be subject to a 25% tax rate), (iii) REIT dividends attributable to dividends received by the REIT from non-REIT corporations, such as taxable REIT subsidiaries and (iv) REIT dividends attributable to income that was subject to corporate income tax at the REIT level (for example, when the REIT distributes taxable income that had been retained and taxed at the REIT level in the prior taxable year). This legislation may cause shares in non-REIT corporations to be a more attractive investment to individual investors than shares in REITs and adversely affect the market price of our shares. The legislation also reduces the backup withholding tax rate to 28%. Investors should consult their tax own advisors concerning the new legislation.

Proposed Legislation

H.R. 1890, introduced in April 2003, and an identical bill, S. 1568, introduced in August 2003, would modify certain provisions of the Code relating to REITs. The legislation would, among other things, revise the REIT asset test by expanding the straight-debt safe harbor, modify the treatment of certain REIT distributions that are attributable to gain from sales or exchange of United States real property interests and expand the REIT provisions dealing with a failure to satisfy the income or asset tests. Whether any or all of these proposals will ultimately be enacted cannot be determined at this time.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement dated September 23, 2003, the underwriter, Raymond James & Associates, Inc., has agreed to purchase from us 1,000,000 of our Series B Preferred Shares.

The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions precedent, including the receipt of certain certificates, opinions and letters from us, our attorneys and independent accountants. The underwriting agreement obligates the underwriter to purchase all of the shares of Series B Preferred Shares offered by this prospectus supplement, if any are purchased, other than those shares covered by the over-allotment option described below.

The underwriter initially proposes to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $.50 per share. The underwriter may allow, and such dealers may re-allow, a concession not in excess of $.45 per share to certain other dealers. The offering of the Series B Preferred Shares is made for delivery when, as and if accepted by the underwriter and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriter reserves the right to reject an order for the purchase of the Series B Preferred Shares in whole or in part. If all of the shares are not sold at the public offering price, the underwriter may change the public offering price and other selling terms.

We have granted the underwriter an option, exercisable for 30 days after the date of this prospectus supplement, to purchase from time to time up to an aggregate of 100,000 additional Series B Preferred Shares from us to cover over-allotments, if any, at the public offering price less the underwriting discount and, with respect to any shares issued on or after October 1, 2003, less an amount per share equal to any dividends or distributions declared by us and payable on the Series B Preferred Shares offered by this prospectus. If purchased, the additional Series B Preferred Shares will be sold by the underwriter on the same terms as those on which the shares offered by this prospectus supplement are being sold. The underwriter may exercise the over-allotment option only to cover over-allotments made in connection with the sale of Series B Preferred Shares offered in this offering.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriter in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional Series B Preferred Shares.

Payable by LaSalle Hotel Properties
	No Exercise	Full Exercise
Per Share	$.5915	$.5915
Total	$591,500	$650,650

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriter may be required to make in respect thereof.

Until the offering is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriter to bid for and purchase our Series B Preferred Shares. As an exception to these rules, the underwriter may engage in certain transactions that stabilize the price of our Series B Preferred Shares. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of our Series B Preferred Shares than it is required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of our shares while the offering is in progress.

These activities by the underwriter may stabilize, maintain or otherwise affect the market price of the Series B Preferred Shares. As a result, the price of our Series B Preferred Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter without notice at any time. These transactions may be effected on the New York Stock Exchange or otherwise.

We expect to list the Series B Preferred Shares on the New York Stock Exchange. Trading of the Series B Preferred Shares on the New York Stock Exchange, if listing is approved, is expected to commence within 30 days after initial delivery of the Series B Preferred Shares. The underwriter has advised us that it intends to make a market in the Series B Preferred Shares prior to the commencement of trading on the NYSE. The underwriter will have no obligation to make a market in the Series B Preferred Shares, however, and may cease market-making activities, if commenced, at any time.

In the ordinary course of business, the underwriter has provided, and may in the future provide, investment banking, financial advisory and other services to us for which it has received, and may in the future receive, customary fees.

LEGAL MATTERS

Sidley Austin Brown & Wood LLP, San Francisco, California will issue an opinion about the legality of the Series B Preferred Shares. Alston & Bird LLP, Raleigh, North Carolina, the underwriter’s lawyers, will also issue an opinion for the underwriter.

EXPERTS

The consolidated financial statements and financial statement schedules of LaSalle Hotel Properties appearing in its Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by KPMG LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and financial statement schedules are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The financial statements of Lansdowne Resort Limited Partnership at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, incorporated in this prospectus supplement by reference to our report on Form 8-K/A filed on June 20, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing in the above incorporated  Form 8-K/A, and are included in reliance upon the report of Ernst & Young LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of Capitol Hotel, L.L.C. as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in members’ capital and cash flows for each of the three years ended December 31, 2002, 2001 and 2000, incorporated in this prospectus supplement by reference to our report on Form 8-K/A filed on September 18, 2003, have been audited by Altschuler, Melvoin and Glasser LLP and have been so incorporated in reliance upon the report of Altschuler, Melvoin and Glasser LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission or the SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we subsequently file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934, as amended:

•	Annual Report on Form 10-K for the year ended December 31, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

•	Definitive proxy statement filed February 28, 2003;

•	Form 8-K Current Report filed June 18, 2003;

•	Form 8-K/A Current Report filed June 20, 2003;

•	Form 8-K/A Current Report filed June 20, 2003;

•	Form 8-K Current Report filed June 25, 2003;

•	Form 8-K Current Report filed June 27, 2003;

•	Form 8-K Current Report filed September 18, 2003; and

•	Form 8-K/A Current Report filed September 18, 2003.

We also incorporate by reference each of the following documents that we file with the SEC after the date of this prospectus supplement but before the end of the offering:

•	Reports filed under Sections 13(a) and (c) of the Exchange Act;

•	Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent shareholders’ meeting; and

•	Any reports filed under Section 15(d) of the Exchange Act.

You may request a copy of any of the filings (excluding exhibits), at no cost, by writing or telephoning us at the following address:

Raymond D. Martz, Director of Finance

LaSalle Hotel Properties

4800 Montgomery Lane, Suite M25

Bethesda, MD 20814

(301) 941-1516

WHERE YOU CAN FIND MORE INFORMATION

You may read and copy any material that we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also access our SEC filings over the Internet at the SEC’s site at http://www.sec.gov.

FORWARD-LOOKING STATEMENTS

Statements contained in this prospectus supplement and the accompanying prospectus, including the documents that are incorporated by reference, that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Also, when we use any of the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” or similar expressions, we are making forward-looking statements. In part, we have based these forward-looking statements on possible or assumed future results of our operations. These are forward-looking statements and not guaranteed. They are based on our present intentions and on our present expectations and assumptions. These statements, intentions, expectations and assumptions involve risks and uncertainties, some of which are beyond our control, that could cause actual results or events to differ materially from those we anticipate or project. Prospective purchasers should not place undue reliance on these forward-looking statements, as events described or implied in such statements may not occur. We undertake no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise.

PROSPECTUS

$300,000,000

Common Shares of Beneficial Interest, Common Share Warrants,

Preferred Shares of Beneficial Interest, depositary shares representing Preferred Share and Preferred Share Warrants

We may offer from time to time up to $300,000,000 of our common shares of beneficial interest, $.01 par value per share, preferred shares of beneficial interest, $.01 par value per share, depositary shares representing interests in our preferred shares, and warrants to purchase common shares or preferred shares. Our common shares are listed on the New York Stock Exchange under the symbol “LHO.”

We may offer the securities at prices and on terms to be set forth in one or more supplements to this prospectus. The securities may be offered directly, through agents on our behalf or through underwriters or dealers.

The terms of the securities may include limitations on ownership and restrictions on transfer thereof as may be appropriate to preserve our status as a real estate investment trust for U.S. federal income tax purposes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 23, 2003

Prospectus

WHERE YOU CAN FIND ADDITIONAL INFORMATION	(ii	)
CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION	(iii	)
LASALLE HOTEL PROPERTIES	1
STRATEGIES AND OBJECTIVES	1
USE OF PROCEEDS	2
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (UNAUDITED)	2
DESCRIPTION OF COMMON SHARES	3
DESCRIPTION OF PREFERRED SHARES	4
DESCRIPTION OF DEPOSITARY SHARES	10
RESTRICTIONS ON OWNERSHIP OF CAPITAL SHARES	13
DESCRIPTION OF WARRANTS	15
FEDERAL INCOME TAX CONSIDERATIONS	16
PLAN OF DISTRIBUTION	26
LEGAL MATTERS	27
EXPERTS	27

(i)

In this prospectus, the terms “we,” “us” and “our” refer to LaSalle Hotel Properties, LaSalle Hotel Operating Partnership, L.P. (the “Operating Partnership”) and their subsidiaries, except as the context otherwise requires.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330. You can also obtain copies of this material from commercial retrieval services and electronically at the SEC’s Internet web site at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 (Registration No. 333-104054). This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. Certain parts of the registration statement are omitted from the prospectus in accordance with the rules and regulations of the SEC. The SEC permits us to “incorporate by reference” information we file with them into this document, which means that we can disclose important information to you by referring you to those documents filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file (or that is deemed to have been filed) with the SEC after the date of this prospectus will automatically update and supersede this information. This prospectus incorporates by reference the documents set forth below that we previously filed with the SEC. These documents contain important information about our operations.

The following documents that we previously filed with the SEC pursuant to the Exchange Act are incorporated by reference in this prospectus:

SEC Filings (File No. 1-14045)	Period
Annual Report on Form 10-K	Year ended December 31, 2002
Quarterly Report on Form 10-Q	Quarter ended March 31, 2003
Registration Statement on Form 8-A	Filed April 21, 1998
Definitive Proxy Statement	Filed February 28, 2003
Form 8-K Current Report	Filed June 18, 2003
Form 8-K/A Current Report	Filed June 20, 2003
Form 8-K/A Current Report	Filed June 20, 2003

We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all of the notes being registered or until this offering is otherwise terminated. If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to the documents unless exhibits are specifically incorporated by reference in those documents. You should direct requests for copies to the Vice President of Finance, LaSalle Hotel Properties, 4800 Montgomery Lane, Suite M25, Bethesda, Maryland 20814, (301) 941-1516. You may access our website at http://www.lasallehotels.com.

(ii)

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION

Certain information both included and incorporated by reference in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend” or “project” or the negative thereof or other variations thereon or comparable terminology. Factors which could have a material adverse effect on the operations and future prospects of our company are described below under “Risk Factors.” These risks and uncertainties should be considered in evaluating any forward-looking statements contained or incorporated by reference herein. Our actual results may differ significantly from the results discussed in the forward-looking statements.

(iii)

LASALLE HOTEL PROPERTIES

LaSalle Hotel Properties buys, owns and leases upscale and luxury full-service hotels located in convention, resort and major urban business markets. Beginning with our first year of operations ended December 31, 1998, we have elected to be taxed as a real estate investment trust, commonly referred to as a “REIT,” under the Internal Revenue Code of 1986, as amended, which we refer to as the “Code.” We intend to operate in such a manner so that we may continue to qualify for taxation as a REIT.

We are a self-managed and self-administered REIT, and as of June 23, 2003, we owned interests in 17 hotels with approximately 5,600 rooms/suites located in eleven states and the District of Columbia. We own 100% equity interests in 15 of our hotels, a 95.1% interest in a partnership which owns one hotel and a 9.9% equity interest in a joint venture that owns one hotel. All of our hotels are leased under participating leases which provide for rental payments equal to the greater of base rent or participating rent which is based on fixed percentages of gross hotel revenue. These leases are designed to allow us to achieve substantial participation in revenue growth at our hotels. All of our hotels are managed by independent hotel operators. At June 23, 2003, three of our hotels are leased to unaffiliated lessees (affiliates of whom also manage these hotels) and thirteen of our hotels are leased to our taxable REIT subsidiary, LaSalle Hotel Lessee, Inc. (“LHL”), or one of its wholly owned subsidiaries. The hotel which is owned by the joint venture that owns the Chicago Marriott Downtown is leased to Chicago 540 Lessee, Inc. in which we also have a 9.9% equity interest. Lease revenue from LHL and its wholly owned subsidiaries is eliminated in consolidation.

Substantially all of our assets are held by, and all of its operations are conducted through LaSalle Hotel Operating Partnership, L.P. We are the sole general partner of the operating partnership with an approximate 97.7% ownership at December 31, 2002. At December 31, 2002, continuing investors held, in the aggregate, 424,686 limited partnership units or a 2.3% limited partnership interest in the operating partnership. The outstanding units are redeemable at the option of the holder for a like number of our common shares, or, at our option, for the cash equivalent.

STRATEGIES AND OBJECTIVES

Our primary objectives are to provide a stable stream of income to our shareholders through increases in distributable cash flow and to increase long-term total returns to shareholders through appreciation in the value of our common shares. To achieve these objectives, we seek to:

•	enhance the return from and the value of our hotels and any additional hotels we may acquire or develop; and

•	invest in or acquire additional hotels on favorable terms.

We seek to achieve revenue growth principally through:

•	renovations and/or expansions at selected hotels;

•	acquisitions of full-service hotels located in convention, resort and major urban business markets in the U.S. and abroad, especially upscale and luxury full-service hotels in such markets where we perceive strong demand growth or significant barriers to entry; and

•	selective development of hotel properties, particularly upscale and luxury full-service hotels in high demand markets where development economics are favorable.

We intend to acquire additional hotels in targeted markets, consistent with the growth strategies outlined above and which may:

•	possess unique competitive advantages in the form of location, physical facilities or other attributes;

•	be available at significant discounts to replacement cost, including when such discounts result from reduced competition for hotels with long-term management and/or franchise agreements;

•	benefit from brand or franchise conversion, new management, renovations or redevelopment or other active and aggressive asset management strategies; or

•	have expansion opportunities.

We seek to grow through strategic relationships with premier, internationally recognized hotel operating companies including: Starwood Hotels & Resorts Worldwide, Inc., Marriott International, Inc., Radisson Hotels International, Inc., Interstate Hotels Corporation, Crestline Hotels & Resorts, Inc., Outrigger Lodging Services, Noble House Hotels & Resorts, Hyatt Hotels Corporation, and Kimpton Hotel & Restaurant Group, LLC. We believe that having multiple independent hotel operators creates a network that will generate significant acquisition opportunities.

Our executive offices are located at 4800 Montgomery Lane, Suite M25, Bethesda, Maryland 20814 and our telephone number at that location is (301) 941-1500.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, the net proceeds to us, from the sale of the securities offered by the applicable prospectus supplement will be used for the repayment of existing indebtedness, the acquisition or development of additional hotel properties as suitable opportunities arise and the renovation, expansion and improvement of our existing hotels, in each case, as described in detail in the prospectus supplement depending on the circumstances at the time of the related offering, and for other general corporate purposes.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK

DIVIDENDS (UNAUDITED)

The following table sets forth the consolidated ratios of earnings to combined fixed changes and preferred stock dividends for the period shown.

	Quarter Ended March 31, 2003		Year Ended December 31,
			2002		2001		2000		1999		1998
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	—	(A)	0.8x	(A)	1.3x	(B)	1.8x	(B)	2.1x	(B)	2.7x	(C)

(A)	The shortfalls of earnings to combined fixed charges and preferred stock dividends for the quarter ended March 31, 2003 and the year ended December 31, 2002 were approximately $6,407,000 and $4,866,000, respectively. However, the Company’s operations generated sufficient cash flow to cover its fixed charges after adding back depreciation and other noncash items to earnings. In general, the shortfalls were due to the travel industry being negatively impacted by several factors including the war in Iraq, several raised terror alerts, an overall weak economy, and the impact of SARS on international travel. Additionally, for the quarter ended March 31, 2003, the shortfall increased due to the seasonality of the Company’s hotels. The Company’s hotels maintain higher occupancy rates during the second and third quarters.
(B)	We did not have any preferred capital outstanding prior to March 2002.
(C)	We were organized on January 15, 1998 and commenced operations on April 29, 1998.

The ratio of earnings to combined fixed charges and preferred dividends was computed by dividing earnings by the aggregate of fixed charges and preferred dividends. For this purpose, earnings consist of income from continuing operations before minority interest, fixed charges (excluding interest capitalized), gain or loss from the sale of property, extraordinary items and preferred dividends. Fixed charges consist of interest expense (including interest costs capitalized) and preferred dividends.

DESCRIPTION OF COMMON SHARES

General

Under Maryland law, a shareholder is not personally liable for our obligations solely as a result of being a shareholder. Our Declaration of Trust provides that no shareholder shall be liable for any debt or obligation of ours by reason of being a shareholder nor shall any shareholder be subject to any personal liability in tort, contract or otherwise to any person in connection with our property or affairs by reason of being a shareholder. Our Amended and Restated Bylaws (“Bylaws”) further provide that we shall indemnify each present or former shareholder against any claim or liability to which the shareholder may become subject by reason of being or having been a shareholder and that we shall reimburse each shareholder for all reasonable expenses incurred by him or her in connection with any such claim or liability. However, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, the shareholders may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by us. Inasmuch as we carry public liability insurance which we consider adequate, any risk of personal liability to shareholders is limited to situations in which our assets plus our insurance coverage would be insufficient to satisfy the claims against us and our shareholders.

Our Declaration of Trust provides that we may issue 100 million common shares of beneficial interest, par value $.01 per share. In addition, units of limited partnership interest in the Operating Partnership may be redeemed for cash or, at our option, common shares on a one-for-one basis. On March 27, 2003, there were 18,713,581 common shares outstanding.

All of the common shares offered hereby have been duly authorized and will be fully paid and nonassessable. Subject to the preferential rights of any other shares of beneficial interest and to the provisions of our Declaration of Trust regarding restrictions on transfers of shares of beneficial interest, holders of common shares are entitled to receive distributions if, as and when authorized and declared by our Board of Trustees out of assets legally available therefor and to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up after payment of, or adequate provision for, all our known debts and liabilities.

Subject to the provisions of our Declaration of Trust regarding restrictions on transfer of shares of beneficial interest, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees, and, except as provided with respect to any other class or series of shares of beneficial interest, the holders of common shares will possess the exclusive voting power. There is no cumulative voting in the election of trustees, which means that the holders of a majority of the outstanding common shares can elect all of the trustees then standing for election and the holders of the remaining shares of beneficial interest, if any, will not be able to elect any trustees.

Holders of common shares have no preferences, conversion, sinking fund, redemption rights or preemptive rights to subscribe for any securities of LaSalle Hotel Properties. Subject to the provisions of our Declaration of Trust regarding restrictions upon ownership and on transfer of our common shares, common shares have equal distribution, liquidation and other rights.

Certain Provisions of the Declaration of Trust

Pursuant to Maryland law, a Maryland real estate investment trust generally cannot amend its declaration of trust or merge, unless approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the trust’s declaration of trust. Our Declaration of Trust provides that the Board of Trustees, with the approval of a majority of the votes entitled to be cast at a meeting of shareholders, may amend our Declaration of Trust from time to time to increase or decrease the aggregate number of shares or the number of shares of any class that we have the authority to issue. Our Declaration of Trust also provides that a merger transaction or termination of the trust must be approved, at a meeting of the shareholders called for that purpose, by the affirmative vote of not less than sixty-six and two-thirds percent (66 2/3%) of all the votes entitled to be cast on the matter. Under Maryland law, a declaration of trust may permit the trustees by a two-thirds vote to amend the declaration of trust from time to time to qualify as a REIT under the Code or Maryland law without the affirmative vote of the shareholders. Our Declaration of Trust permits such action by our Board of Trustees.

Our Board of Trustees is divided into three classes of trustees, serving staggered three year terms. At each annual meeting of shareholders, the class of trustees to be elected at the meeting will be elected for a three-year term and the trustees in the other two classes will continue in office. We believe that classified trustees will help to assure the continuity and stability of our Board of Trustees and our business strategies and policies as determined by our Board of Trustees. The use of a staggered board may delay or defer a change in control of LaSalle Hotel Properties or the removal of incumbent management.

Restrictions on Ownership

In order to qualify as a REIT under the Code, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year and our shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a shorter taxable year). To satisfy the above ownership requirements and certain other requirements for qualification as a REIT, our Board of Trustees has adopted, and our shareholders prior to the IPO approved, a provision in our Declaration of Trust restricting the ownership or acquisition of common shares. See “Restrictions on Ownership of Capital Shares.”

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is LaSalle Bank, N.A.

DESCRIPTION OF PREFERRED SHARES

General

Our Declaration of Trust provides that we may issue up to 20 million preferred shares, $.01 par value per share. On March 27, 2003, 3,991,900 shares of our 10¼% Series A Cumulative Redeemable Preferred Shares (Liquidation Preference $25 Per Share) were issued and outstanding.

The statements made hereunder relating to the preferred shares are summaries of the anticipated material terms thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the applicable provisions of our Declaration of Trust and Bylaws and any applicable articles supplementary to our Declaration of Trust designating terms of a series of preferred shares.

The issuance of preferred shares could adversely affect the voting power, dividend rights and other rights of holders of common shares. Although our Board of Trustees has no intention at the present time, it could establish a series of preferred shares that could, depending on the terms of the series, delay, defer or prevent a transaction or a change in control of LaSalle Hotel Properties that might involve a premium price for the common shares or otherwise be in the best interest of the holders thereof. Management believes that the availability of preferred shares will provide us with increased flexibility in structuring possible future financing and acquisitions and in meeting other needs that might arise.

Terms

Subject to the limitations prescribed by our Declaration of Trust, our Board of Trustees is authorized to fix the number of shares constituting each series of preferred shares and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the provisions as may be desired concerning voting, redemption, distributions, dissolution or the distribution of assets, conversion or exchange, and other subjects or matters as may be fixed by resolution of our Board of Trustees. The preferred shares will, when issued, be fully paid and nonassessable and will have no preemptive rights.

A prospectus supplement relating to the series of preferred shares offered will contain specific terms, including:

•	The title and stated value of the preferred shares;

•	The number of preferred shares, the liquidation preference per preferred share and the offering price of the preferred shares;

•	The distribution rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred shares;

•	The date from which distributions on the preferred shares shall accumulate, if applicable;

•	The procedures for any auction and remarketing, if any, for the preferred shares;

•	The provision for a sinking fund, if any, for the preferred shares;

•	The provisions for redemption, if applicable, of the preferred shares;

•	Any listing of the preferred shares on any securities exchange;

•	The terms and conditions, if applicable, upon which the preferred shares may or will be convertible into our common shares, including the conversion price or manner of calculation thereof;

•	The relative ranking and preferences of the preferred shares as to distribution rights and rights upon our liquidation, dissolution or winding up of our affairs;

•	Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a REIT;

•	A discussion of material federal income tax considerations applicable to the preferred shares; and

•	Any other specific terms, preferences, rights, limitations or restrictions of the preferred shares.

Rank

Unless otherwise specified in the applicable prospectus supplement, the preferred shares will, with respect to distribution rights and rights upon our liquidation, dissolution or winding up, rank:

(1) senior to our common shares and to all classes or series of equity securities issued by us the terms of which provide that the equity securities shall rank junior to the preferred shares;

(2) on a parity with all classes or series of equity securities issued by us, other than those referred to in clauses (1) and (3); and

(3) junior to all classes or series of equity securities issued by us which the terms of the preferred shares provide will rank senior to it. The term “equity securities” does not include convertible debt securities.

Distributions

Unless otherwise specified in the applicable prospectus supplement, the preferred shares will have the rights with respect to payment of distributions set forth below.

Holders of the preferred shares of each series will be entitled to receive, when, as and if authorized by our Board of Trustees, out of assets legally available for payment, cash distributions in the amounts and on the dates as will be set forth in, or pursuant to, the applicable prospectus supplement. Each distribution shall be payable to holders of record as they appear on our share transfer books on the record dates as shall be fixed by our Board of Trustees.

Distribution on any series of preferred shares may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Distribution, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If our Board of Trustees fails to authorize a distribution payable on a distribution payment date on any series of preferred shares for which distributions are non-cumulative, then the holders of the series of preferred shares will have no right to receive a distribution in respect of the related distribution period and we will have no obligation to pay the distribution accrued for the period, whether or not distributions on the series of preferred shares are declared payable on any future distribution payment date.

If preferred shares of any series are outstanding, no full distributions will be authorized or paid or set apart for payment on any of our capital shares of any other series ranking, as to distributions, on a parity with or junior to the preferred shares of the series for any period unless:

•	if the series of preferred shares has a cumulative distribution, full cumulative distributions have been or contemporaneously are authorized and paid or declared and a sum sufficient for the payment thereof set apart for the payment for all past distribution periods and the then current distribution period; or

•	if the series of preferred shares do not have a cumulative distribution, full distributions for the then current distribution period have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for the payment on the preferred shares of the series.

When distributions are not paid in full (or a sum sufficient for the full payment is not so set apart) on preferred shares of any series and the shares of any other series of preferred shares ranking on a parity as to distributions with the preferred shares of the series, all distributions authorized upon preferred shares of the series and any other series of preferred shares ranking on a parity as to distributions with the preferred shares shall be authorized pro rata so that the amount of distributions authorized per preferred share of the series and the other series of preferred shares shall in all cases bear to each other the same ratio that accrued distributions per share on the preferred shares of the series and the other series of preferred shares (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if the preferred shares do not have a cumulative distribution) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on preferred shares of the series which may be in arrears.

Except as provided in the immediately preceding paragraph, unless (1) if the series of preferred shares has a cumulative distribution, full cumulative distributions on the preferred shares of the series have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period, and (2) if the series of preferred shares does not have a cumulative distribution, full distributions on the preferred shares of the series have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, no distributions (other than in common shares or other capital shares ranking junior to the preferred shares of the series as to distributions and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be authorized or made upon the common shares, or any other of the capital shares of LaSalle Hotel Properties ranking junior to or on a parity with the preferred shares of the series as to distributions or upon liquidation, nor shall any shares of common shares, or any other capital shares of LaSalle Hotel Properties ranking junior to or on a parity with the preferred shares of the series as to distributions or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares) by LaSalle Hotel Properties except:

(1) by conversion into or exchange for other capital shares of LaSalle Hotel Properties ranking junior to the preferred shares of the series as to distributions and upon liquidation;

(2) by redemption, purchase or acquisition of equity securities under incentive, benefit or share purchase plans of LaSalle Hotel Properties for officers, Trustees or employees or others performing or providing similar services; or

(3) by other redemption, purchase or acquisition of such capital shares for the purpose of preserving our status as a REIT.

Redemption

If so provided in the applicable prospectus supplement, the preferred shares will be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in the prospectus supplement.

The prospectus supplement relating to a series of preferred shares that is subject to mandatory redemption will specify the number of preferred shares that we will redeem in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accumulated and unpaid distributions thereon (which shall not, if the preferred shares do not have a cumulative distribution, include any accumulation in respect of unpaid distributions for prior distribution periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred shares of any series is payable only from the net proceeds of the issuance of our capital shares, the terms of the preferred shares may provide that, if no capital shares shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, the preferred shares shall automatically and mandatorily be converted into the applicable capital shares of LaSalle Hotel Properties pursuant to conversion provisions specified in the applicable prospectus supplement.

Notwithstanding the foregoing, unless (1) if the series of preferred shares has a cumulative distribution, full cumulative distributions on all shares of any series of preferred shares shall have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period, and (2) if the series of preferred shares does not have a cumulative distribution, full distributions on the preferred shares of any series have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, no shares of any series of preferred shares shall be redeemed unless all outstanding preferred shares of the series is simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of preferred shares of the series to preserve our status as a REIT or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred shares of the series. In addition, unless (1) if the series of preferred shares has a cumulative distribution, full cumulative distributions on all outstanding shares of any series of preferred shares have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period, and (2) if the series of preferred shares do not have a cumulative distribution, full distributions on the preferred shares of any series have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, we shall not purchase or otherwise acquire, directly or indirectly for any consideration, nor shall any monies be paid to or be made available for a sinking fund for the redemption of, any preferred shares of the series (except by conversion into or exchange for our capital shares ranking junior to the preferred shares of the series as to distributions and upon liquidation; provided, however, that the foregoing shall not prevent the purchase or acquisition of preferred shares of the series to preserve our status as a REIT or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred shares of the series.)

If fewer than all of the outstanding preferred shares of any series are to be redeemed, the number of shares to be redeemed will be determined by us and the shares may be redeemed pro rata from the holders of record of the shares in proportion to the number of the shares held or for which redemption is requested by the holder (with adjustments to avoid redemption of fractional shares) or by lot or in any other reasonable manner.

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred shares of any series to be redeemed at the address shown on the share transfer books. Each notice shall state:

•	the redemption date;

•	the number of shares and series of the preferred shares to be redeemed;

•	the redemption price;

•	the place or places where certificates for the preferred shares are to be surrendered for payment of the redemption price;

•	that distribution on the shares to be redeemed will cease to accumulate on the redemption date; and

•	the date upon which the holder’s conversion rights, if any, as to the shares shall terminate.

If fewer than all the preferred shares of any series are to be redeemed, the notice mailed to each holder thereof shall also specify the number of preferred shares to be redeemed from each holder. If notice of redemption of any preferred shares has been given and if the funds necessary for redemption have been set aside by LaSalle Hotel Properties in trust for the benefit of the holders of any preferred shares so called for redemption, then from and after the redemption date distribution will cease to accumulate on the preferred shares, and all rights of the holders of the preferred shares will terminate, except the right to receive the redemption price.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs (referred to herein as a “liquidation”), before any distribution or payment shall be made to the holders of our common shares or any other class or series of our capital shares ranking junior to the preferred shares of the series in the distribution of assets upon any liquidation, dissolution or winding up of LaSalle Hotel Properties, the holders of the preferred shares shall be entitled to receive out of our assets legally available for distribution to shareholders (after payment or provision for payment of all debts and other liabilities of LaSalle Hotel Properties) liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all distributions accumulated and unpaid thereon (which shall not include any accumulation in respect of unpaid distribution for prior distribution periods if the preferred shares do not have a cumulative distribution). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred shares will have no rights or claim to any remaining assets. In the event that, upon any voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding preferred shares of the series and the corresponding amounts payable on all shares of other classes or series of our capital shares ranking on a parity with the preferred shares in the distribution of assets, then the holders of the preferred shares and all other classes or series of capital shares shall share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

The consolidation or merger of LaSalle Hotel Properties with or into any other entity, or the merger of another entity with or into LaSalle Hotel Properties, or a statutory share exchange by LaSalle Hotel Properties, or the sale, lease, transfer or conveyance of all or substantially all of the property or business of LaSalle Hotel Properties, shall not be deemed to constitute a liquidation, dissolution or winding up of LaSalle Hotel Properties.

Voting Rights

Holders of the preferred shares will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

Whenever distributions on any series of preferred shares shall be in arrears for six or more quarterly periods, whether or not consecutive, the holders of the preferred shares (voting as a single class with all other series of preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional trustees of LaSalle Hotel Properties at a special meeting called by the holders of record of at least ten percent (10%) of any series of parity preferred shares so in arrears (unless the request is received less than 90 days before the date fixed for the next annual or special meeting of shareholders), or, if the request for a special meeting is received less than 90 days before the date fixed for the next annual or special meeting of shareholders, at the next annual meeting of shareholders, and at each subsequent annual meeting until (i) if the series of preferred shares has a cumulative distribution, all distributions accumulated on the preferred shares for the past distribution periods and the then current distribution period shall have been fully paid or authorized and a sum sufficient for the payment thereof set aside for payment in full or (ii) if the series of preferred shares does not have a cumulative distribution, four quarterly distributions shall have been fully paid or authorized and a sum sufficient for the payment thereof set aside for payment. In these cases, the entire Board of Trustees of LaSalle Hotel Properties will be increased by two trustees.

Unless provided otherwise for any series of preferred shares, so long as any preferred shares remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the preferred shares of the series outstanding at the time, given in person or by proxy, either in writing or at a meeting (the series voting separately as a class):

(1) authorize or create, or increase the authorized or issued amount of, any class or series of capital shares ranking senior to the preferred shares with respect to payment of distributions or the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of LaSalle Hotel Properties, or reclassify any authorized capital shares of LaSalle Hotel Properties into preferred shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any shares; or

(2) amend, alter or repeal the provisions of our Declaration of Trust or the Articles Supplementary for the series of preferred shares, whether by merger, consolidation or otherwise (an “Event”), so as to materially and adversely affect any right, preference, privilege or voting power of the series of preferred shares or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (2) above, so long as the series of preferred shares remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, LaSalle Hotel Properties may not be the surviving entity and such surviving entity may thereafter be the issuer of the preferred shares, the occurrence of any Event shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of holders of the series of preferred shares; and provided, further, that (x) any increase in the amount of the authorized preferred shares or the creation or issuance of any other class or series of equity securities, or (y) any increase in the amount of authorized shares of the series of preferred shares or any other class or series of equity securities, in each case ranking on a parity with or junior to the preferred shares of the series with respect to payment of distributions or the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of LaSalle Hotel Properties, shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which the vote or consent would otherwise be required shall be effected, all outstanding shares of the series of preferred shares shall have been converted, redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect the redemption.

Conversion Rights

The terms and conditions, if any, upon which any series of preferred shares are convertible into common shares will be set forth in the applicable prospectus supplement. The terms will include the number of common shares into which the preferred shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred shares, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the preferred shares.

Shareholder Liability

As discussed above under “Description of Common Shares— General,” under Maryland law, a shareholder, including holders of preferred shares, is not personally liable for our obligations solely as a result of his status as a shareholder. Our Declaration of Trust provides that no shareholder shall be liable for any debt or obligation of ours by reason of being a shareholder nor shall any shareholder be subject to any personal liability in tort, contract or otherwise to any person in connection with our property or affairs by reason of being a shareholder. Our Bylaws further provide that we shall indemnify each present or former shareholder against any claim or liability to which the shareholder may become subject by reason of being or having been a shareholder and that we shall reimburse each shareholder for all reasonable expenses incurred by him or her in connection with any such claim or liability. However, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, the shareholders may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by us. Inasmuch as we carry public liability insurance which we consider adequate, any risk of personal liability to shareholders is limited to situations in which our assets plus our insurance coverage would be insufficient to satisfy the claims against us and our shareholders.

Restrictions on Ownership

As discussed below under “Restrictions on Ownership of Capital Shares,” in order for us to qualify as a REIT under the Code, not more than 50% in value of our outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. Therefore, the Articles Supplementary for each series of preferred shares may contain provisions restricting the ownership and transfer of the preferred shares. The applicable prospectus supplement will specify any additional ownership limitation relating to a series of preferred shares.

Registrar and Transfer Agent

Unless otherwise specified in the applicable prospectus supplement, the registrar and transfer agent for the preferred shares will be LaSalle Bank, N.A.

DESCRIPTION OF DEPOSITARY SHARES

General

We may issue receipts for depositary shares, each of which will represent a fractional interest or a share of a particular series of a class of preferred shares, as specified in the applicable prospectus supplement. Preferred shares of each series of each class represented by depositary shares will be deposited under a separate Agreement among LaSalle Hotel Properties, the named depositary and the holders from time to time of the depositary receipts. Subject to the terms of the agreement, each owner of a depositary receipt will be entitled, in proportion to the fractional interest of a share of the particular series of a class of preferred shares represented by the depositary shares evidenced by the depositary receipt, to all the rights and preferences of the preferred shares represented by the depositary shares, including distribution, voting, conversion, redemption and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable agreement. Immediately following the issuance and delivery of the preferred shares by us to the depositary, we will cause the depositary to issue, on our behalf, the depositary receipts. Copies of the applicable form of agreement and depositary receipt may be obtained from us upon request.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred shares to the record holders of the depositary receipts evidencing the related depositary shares in proportion to the number of the depositary receipts owned by the holder, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the depositary.

In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the depositary, unless the depositary determines that it is not feasible to make the distribution, in which case the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to holders.

Withdrawal of Shares

Upon surrender of the depositary receipts at the corporate trust office of the depositary (unless the related depositary shares have previously been called for redemption), the holders thereof will be entitled to delivery at the office, to or upon the holder’s order, of the number of whole or fractional preferred shares and any money or other property represented by the depositary shares evidenced by the depositary receipts. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related preferred shares on the basis of the proportion of preferred shares represented by each depositary share as specified in the applicable prospectus supplement, but holders of the preferred shares will not thereafter be entitled to receive depositary shares therefor. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of preferred shares to be withdrawn, the depositary will deliver to the holder at the same time a new depositary receipt evidencing the excess number of depositary shares.

Redemption of Depositary Shares

Whenever we redeem preferred shares held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing the preferred shares so redeemed, provided we shall have paid in full to the depositary the redemption price of the preferred shares to be redeemed plus an amount equal to any accrued and unpaid distributions thereon to the date fixed for redemption. The redemption price per depositary share will be equal to the redemption price and any other amounts per share payable with respect to the preferred shares. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by the depositary by lot.

After the date fixed for redemption, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary receipts evidencing the depositary shares so called for redemption will cease, except the right to receive any moneys payable upon redemption and any money or other property to which the holders of the depositary receipts were entitled upon redemption upon surrender thereof to the depositary.

Voting of the Underlying Preferred Shares

Upon receipt of notice of any meeting at which the holders of the preferred shares are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts evidencing the depositary shares which represent the preferred shares. Each record holder of depositary receipts evidencing depositary shares on the record date (which will be the same date as the record date for the preferred shares) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred shares represented by the holder’s depositary shares. The depositary will vote the amount of preferred shares represented by the depositary shares in accordance with the instructions, and we will agree to take all reasonable action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting the amount of preferred shares represented by the depositary shares to the extent it does not receive specific instructions from the holders of depositary receipts evidencing the depositary shares.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, each holder of a depositary receipt will be entitled to the fraction of the liquidation preference accorded each preferred share represented by the depositary share evidenced by the depositary receipt, as set forth in the applicable prospectus supplement.

Conversion of Preferred Shares

The depositary shares, as such, are not convertible into common shares or any other securities or property of ours. Nevertheless, if so specified in the applicable prospectus supplement relating to an offering of depositary shares, the depositary receipts may be surrendered by holders thereof to the depositary with written instructions to the depositary to instruct us to cause conversion of the preferred shares represented by the depositary shares evidenced by depositary receipts into whole common shares, other preferred shares of ours or other capital shares of ours, and we have agreed that upon receipt of instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of preferred shares to effect the conversion. If the depositary shares evidenced by a depositary receipt are to be converted in part only, one or more new depositary receipts will be issued for any depositary shares not to be converted. No fractional common shares will be issued upon conversion, and if the conversion will result in a fractional share being issued, an amount will be paid in cash by us equal to the value of the fractional interest based upon the closing price of the common shares on the last business day prior to the conversion.

Amendment and Termination of the Deposit Agreement

The form of depositary receipt evidencing the depositary shares which represent the preferred shares and any provision of the agreement may at any time be amended by agreement between us and the depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts will not be effective unless the amendment has been approved by the existing holders of at least a majority of the depositary shares evidenced by the depositary receipts then outstanding.

The agreement may be terminated by us upon not less than 30 days’ prior written notice to the depositary if (1) the termination is to preserve our status as a REIT or (2) a majority of each class of preferred shares affected by the termination consents to the termination, whereupon the depositary shall deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by the holder, the number of whole or fractional preferred shares as are represented by the depositary shares evidenced by depositary receipts. In addition, the agreement will automatically terminate if (1) all outstanding depositary shares shall have been redeemed, (2) there shall have been a final distribution in respect of the related preferred shares in connection with any liquidation, dissolution or winding up of LaSalle Hotel Properties and the distribution shall have been distributed to the holders of depositary receipts evidencing the depositary shares representing the preferred shares or (iii) each related preferred share shall have been converted into capital share of LaSalle Hotel Properties not so represented by depositary shares.

Charges of Preferred Shares Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the agreement. In addition, we will pay the fees and expenses of the depositary in connection with the performance of its duties under the agreement. However, holders of depositary receipts will pay the fees and expenses of the depositary for any duties requested by the holders to be performed which are outside of those expressly provided for in the agreement.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary, any resignation or removal to take effect upon the appointment of a successor depositary. A successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the U.S. and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

The depositary will forward to holders of depositary receipts any reports and communications from LaSalle Hotel Properties which are received by the depositary with respect to the related preferred shares.

Neither LaSalle Hotel Properties nor the depositary will be liable if the depositary is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the agreement. The obligations of LaSalle Hotel Properties and the depositary under the agreement will be limited to performing specified duties thereunder in good faith and without negligence, gross negligence or willful misconduct, and LaSalle Hotel Properties and the depositary will not be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or preferred shares represented thereby unless satisfactory indemnity is furnished. LaSalle Hotel Properties and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting the preferred shares represented thereby for deposit, holders of depositary receipts or other persons believed to be competent to give information, and on documents believed to be genuine and signed by a proper party.

If the depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and from LaSalle Hotel Properties, on the other hand, the depositary shall be entitled to act on claims, requests or instructions received from LaSalle Hotel Properties.

RESTRICTIONS ON OWNERSHIP OF CAPITAL SHARES

Restrictions on Ownership and Transfer

For us to qualify as a REIT under the Code, no more than 50% in value of our outstanding shares of beneficial interest may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be treated as a REIT has been made) or during a proportionate part of a shorter taxable year. In addition, if we, or an owner of 10% or more in value of our shares, actually or constructively owns 10% or more of a tenant of ours (or a tenant of any partnership in which we are a partner), the rent we receive (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. A REIT’s shares also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be treated as a REIT has been made).

Because our Board of Trustees believes it is desirable for us to qualify as a REIT, our Declaration of Trust, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than the Ownership Limit. The ownership attribution rules under the Code are complex and may cause shares owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of the shares (or the acquisition of an interest in an entity that owns, actually or constructively, shares) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of the outstanding shares and thus subject such shares to the Ownership Limit. The Board of Trustees may grant an exemption from the Ownership Limit with respect to one or more persons who would not be treated as “individuals” for purposes of the Code if such person submits to the Board information satisfactory to the Board, in its reasonable discretion, demonstrating that (i) such person is not an individual for purposes of the Code, (ii) such ownership will not cause a person who is an individual to be treated as owning shares in excess of the Ownership Limit, applying the applicable constructive ownership rules, and (iii) such ownership will not otherwise jeopardize our status as a REIT. As a condition of such waiver, the Board of Trustees may, in its reasonable discretion, require undertakings or representations from the applicant to ensure that the conditions in clauses (i), (ii) and (iii) of the preceding sentence are satisfied and will continue to be satisfied as long as such person owns shares in excess of the Ownership Limit. Under certain circumstances, the Board of Trustees may, in its sole and absolute discretion, grant an exemption for individuals or entities to acquire any series or class of Preferred Shares in excess of the Ownership Limit, provided that certain conditions are met and any representations and undertakings that may be required by the Board of Trustees are made. In either circumstance, prior to granting any exemption, the Board of Trustees must receive a ruling from the Internal Revenue Service or advice of counsel, in either case in form and substance satisfactory to the Board of Trustees, as it may deem necessary or advisable in order to determine or ensure our status as a REIT.

Our Declaration of Trust further prohibits (a) any person from actually or constructively owning shares of beneficial interest that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT and (b) any person from transferring shares of beneficial interest of ours if such transfer would result in shares of beneficial interest being owned by fewer than 100 persons.

Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of beneficial interest of ours that will or may violate any of the foregoing restrictions on transferability and ownership is required to give us notice immediately and to provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT.

If any purported transfer of our shares of beneficial interest or any other event would otherwise result in any person violating the Ownership Limit or the other restrictions in our Declaration of the Trust, then any such purported transfer will be void and of no force or effect with respect to the purported transferee (the “Prohibited Transferee”) as to that number of shares that exceeds the Ownership Limit (referred to as “Excess Shares”) and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such shares in excess of the Ownership Limit (the “Prohibited Owner”) shall cease to own any right or interest) in such Excess Shares. Any such Excess Shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by us (the “Beneficiary”). Such automatic transfer shall be deemed to be effective as of the close of business on the Business Day (as defined in the Declaration of Trust) prior to the date of such violating transfer. Within 20 days of receiving notice from us of the transfer of shares to the trust, the trustee of the trust (who shall be designated by us and be unaffiliated with us and any Prohibited Transferee or Prohibited Owner) will be required to sell such Excess Shares to a person or entity who could own such shares without violating the Ownership Limit, and distribute to the Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such Excess Shares or the sales proceeds received by the trust for such excess shares. In the case of any Excess Shares resulting from any event other than a transfer, or from a transfer for no consideration (such as a gift), the trustee will be required to sell such Excess Shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such Excess Shares as of the date of such event or the sales proceeds received by the trust for such Excess Shares. In either case, any proceeds in excess of the amount distributable to the Prohibited Transferee or

Prohibited Owner, as applicable, will be distributed to the Beneficiary. Prior to a sale of any such Excess Shares by the trust, the trustee will be entitled to receive, in trust for the Beneficiary, all dividends and other distributions paid by us with respect to such Excess Shares, and also will be entitled to exercise all voting rights with respect to such Excess Shares. Subject to Maryland law, effective as of the date that such shares have been transferred to the trust, the trustee shall have the authority (at the trustee’s sole discretion and subject to applicable law) (i) to rescind as void any vote cast by a Prohibited Transferee prior to the discovery by us that such shares have been transferred to the trust and (ii) to recast such vote in accordance with the desires of the trustee acting for the benefit of the Beneficiary. However, if we have already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote. Any dividend or other distribution paid to the Prohibited Transferee or Prohibited Owner (prior to the discovery by us that such shares had been automatically transferred to a trust as described above) will be required to be repaid to the trustee upon demand for distribution to the Beneficiary. If the transfer to the trust as described above is not automatically effective (for any reason) to prevent violation of the Ownership Limit, then the Declaration of Trust provides that the transfer of the Excess Shares will be void.

In addition, shares of beneficial interest held in the trust shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market value at the time of such devise or gift) and (ii) the market value of such shares on the date we, or our designee, accepts such offer. We shall have the right to accept such offer until the trustee of the trust has sold the excess shares to another person or entity, as described above. Upon such a sale to us, the interest of the Beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the Prohibited Owner.

The foregoing restrictions on transferability and ownership will not apply if the Board of Trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

All certificates representing shares of beneficial interest shall bear a legend referring to the restrictions described above.

Each shareholder will, upon demand, be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares of beneficial interest as the Board of Trustees deems reasonably necessary to comply with the provisions of the Code applicable to a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

These Ownership Limitations could have the effect of delaying, deferring or preventing a takeover or other transaction in which holders of some, or a majority, of common shares might receive a premium for their common shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

DESCRIPTION OF WARRANTS

We may issue Warrants for the purchase of common shares or preferred shares. Warrants may be issued independently or together with any securities and may be attached to or separate from the securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between LaSalle Hotel Properties and a warrant agent specified therein. The agent for the warrants will act solely for LaSalle Hotel Properties in connection with the warrants of the series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the currencies in which the price or prices of the warrants may be payable;

•	the designation, amount and terms of the Securities purchasable upon exercise of the warrants;

•	the designation and terms of the other Securities, if any, with which the warrants are issued and the number of the warrants issued with each security;

•	if applicable, the date on and after which the warrants and the Securities purchasable upon exercise of the warrants will be separately transferable;

•	the price or prices at which and currency or currencies in which the Securities purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

•	the minimum or maximum amount of the warrants which may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of material federal income tax considerations; and

•	any other material terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain material United States federal income tax consequences of the purchase, ownership and disposition of our shares by individuals who hold the Shares as capital assets (within the meaning of section 1221 of the Code). It does not purport to address the federal income tax consequences applicable to all categories of holders, some of which (such as insurance companies, regulated investment companies or dealers in securities) may be subject to special rules. Except as discussed under the caption “Taxation of Foreign Shareholders,” this summary does not address persons who are not U.S. Shareholders (as defined herein).

This summary is based on current provisions of the Code, the Treasury regulations promulgated thereunder and judicial or ruling authorities. All these authorities are subject to change, and any change may be effective retroactively. No attempt is made to present a detailed explanation of the tax treatment of LaSalle Hotel Properties or our Shareholders, and the discussion here is not intended as a substitute for careful tax planning. WE RECOMMEND THAT OUR INVESTORS CONSULT THEIR OWN TAX ADVISERS REGARDING ANY FEDERAL, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF INVESTING IN SHARES IN LIGHT OF THEIR INDIVIDUAL CIRCUMSTANCES.

As used herein, a holder of our shares is a “U.S. Shareholder” if the holder is (i) a citizen or resident of the United States who is a natural person, (ii) a corporation or a partnership (including an entity treated as a corporation or partnership for federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of the Code and attendant Treasury regulations) have authority to control all substantial decisions of the trust. In addition, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996 that are treated as United States persons on August 19, 1996 and elect to continue to be treated as United States persons, are also considered U.S. Shareholders. A holder of our shares is a “Non-U.S. Shareholder” if the holder is a nonresident alien or a foreign corporation, partnership, trust or estate.

General

We have elected to be taxed as a REIT under sections 856 through 860 of the Code effective for our taxable year ending December 31, 1998, and we believe that we have been organized and operated in the manner necessary to qualify as a REIT commencing with that taxable year. We have been structured to qualify as a REIT and we intend to continue to qualify as a REIT, but no assurance can be given that we will operate in the manner necessary to remain qualified as a REIT.

In the opinion of Sidley Austin Brown & Wood LLP, commencing with our taxable year ending December 31, 1998, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. This opinion is based on various assumptions relating to our organization and operation and upon representations made by us concerning certain factual matters, including matters related to our organization and expected manner of operation. Moreover, qualification and taxation as a REIT will depend on our ability to meet on a continuing basis, through actual annual operating results, (i) dividend distribution levels, (ii) diversity of beneficial ownership, and (iii) various other qualification tests (discussed below) imposed by the Code. Sidley Austin Brown & Wood LLP will not review compliance with these tests on a continuing basis and no assurance can be given that we will satisfy such tests on a continuing basis. See the discussion under the caption “Failure to Qualify,” below.

The following is a general summary of the material Code provisions that govern the federal income tax treatment of a REIT and its shareholders. These provisions of the Code are technical and complex.

In general, if we qualify as a REIT, we will not be subject to federal corporate income taxes on the net income that we distribute currently to our shareholders. This treatment substantially eliminates the “double taxation” (taxation at both the corporation and shareholder levels) that generally results from investment in a corporation. We will, however, still be subject to federal income and excise tax in certain circumstances, including the following:

•	we will be taxed at regular corporate rates on any undistributed “REIT taxable income,” including undistributed net capital gains;

•	we may be subject to the “alternative minimum tax” on our items of tax preference;

•	if we have (i) net income from the sale or other disposition of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, then we will be subject to tax on that income at the highest corporate rate. In general, “foreclosure property” is any property we acquire by foreclosure (or otherwise) on default of a lease of such property or a loan secured by such property;

•	if we have net income from prohibited transactions, then that income will be subject to a 100% tax. In general, “prohibited transactions” are sales or other dispositions of property (other than foreclosure property) that we hold primarily for sale to customers in the ordinary course of business;

•	if we fail to satisfy either the 75% gross income test or the 95% gross income test (discussed below), but preserve our qualification as a REIT by satisfying certain other requirements, then we will be subject to a 100% tax on (i) the greater of (a) the amount by which we fail the 75% gross income test or (b) the amount by which 90% of our gross income exceeds the amount of gross income we derive from sources that count towards satisfying the 95% gross income test, (ii) multiplied by a fraction intended to reflect our profitability;

•

if we fail to distribute for each calendar year at least the sum of (i) 85% of our REIT ordinary income, (ii) 95% of our REIT capital gain net income, and (iii) any undistributed taxable income from prior years, then we will be subject to a 4% excise tax on the excess of the required distributions over the actual distributions;

•	if we acquire any asset from a C corporation (that is, a corporation generally subject to the full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and if we recognize gain on the disposition of such asset during the ten-year period (the “Recognition Period”) beginning on the date we acquire the asset, then the asset’s “built-in” gain (the excess of the asset’s fair market value at the time we acquired it over the asset’s adjusted basis at that time) will be subject to tax at the highest regular corporate rate (the “Built-In Gain Rule”); and

•	if it is determined that amounts of certain income and expense were not allocated between us and a taxable REIT subsidiary (as defined herein) on the basis of arm’s length dealing, or to the extent we charge a taxable REIT subsidiary interest in excess of a commercially reasonable rate, then we will be subject to a tax equal to 100% of those amounts.

Requirements for Qualification.    The Code defines a REIT as a corporation, trust, or association:

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

•	that would be taxable as a domestic corporation, but for Section 856 through 859 of the Code;

•	that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

•	the beneficial ownership of which is held by 100 or more persons;

•	no more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year; and

•	that meets certain other tests, described below, regarding the composition of its income and assets.

The first four requirements must be satisfied during the entire taxable year, and the fifth must be satisfied during at least 335 days of a taxable year of 12 months (or during a proportionate part of a taxable year of less than 12 months). The fifth and sixth requirements did not apply until after the first taxable year for which we elected to be taxed as a REIT. In addition, we will be treated as satisfying the sixth condition for any taxable year for which we comply with the regulatory requirements to request information from our shareholders regarding their actual ownership of our shares and we do not know, or exercising reasonable due diligence would not have known, that we failed to satisfy such condition.

We intend to comply with Treasury regulations requiring us to ascertain the actual ownership of our outstanding shares. Failure to do so will subject us to a fine. In addition, certain restrictions on the transfer of our shares, imposed by our Declaration of Trust, are meant to help us continue to satisfy the fifth and sixth requirements for qualification described above.

Finally, a corporation may not elect to become a REIT unless its taxable year is the calendar year. Our taxable year is the calendar year.

Income Tests.    To remain qualified as a REIT we must satisfy two gross income tests in each taxable year. First, at least 75% of our gross income (excluding gross income from “prohibited transactions”) must come from real estate sources such as rents from real property (as defined below) and interest on obligations secured by real property, and from certain temporary investments. Second, at least 95% of our gross income (excluding gross income from “prohibited transactions”) must come from investments, such as rents from real property and interest on obligations secured by real property, and from dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).

Subject to certain restrictions, rents received by a REIT (which include charges for services customarily furnished or rendered in connection with real property and rent attributable to personal property leased in connection with real property) will generally qualify as “rents from real property.” The restrictions imposed include the following:

•	the amount of rent must not be based, in whole or in part, on the income or profits of any person (with an exception for rents based on fixed percentages of the occupant’s receipts or sales);

•	except for certain qualified lodging facilities leased to a taxable REIT subsidiary (described below), the REIT (or a direct or indirect owner of 10% or more of the REIT) may not own (directly or constructively) 10% or more of the tenant (a “Related Party Tenant”);

•	the amount of rent attributable to personal property leased in connection with a lease of real property may not exceed 15% of the total rent received under the lease; and

•	the REIT generally may not operate or manage the property or furnish or render services to the tenants except through (i) a taxable REIT subsidiary (described below) or (2) an “independent contractor” that satisfies certain stock ownership restrictions, that is adequately compensated and from whom we derive no income. (We are not required to use a taxable REIT subsidiary or independent contractor, however, to the extent that any service we provide is “usually or customarily rendered” in connection with the rental of space for occupancy only or is not considered “rendered to the tenants.”)

If, for any taxable year, we fail to satisfy the 75% gross income test, the 95% gross income test, or both, we may nevertheless preserve our REIT status if we satisfy certain relief provisions under the Code. In general, relief will be available if (i) our failure to meet one or both of the gross income tests is due to reasonable cause rather than willful neglect, (ii) we attached a schedule of the sources of our income to our federal corporate income tax return and (iii) any incorrect information on the schedule was not due to fraud with intent to evade tax. It is, however, impossible to state whether in all circumstances we would be entitled to the benefit of the relief provisions. As discussed above under the caption “General,” even if we qualified for relief, a tax would be imposed with respect to the amount by which we fail the 75% gross income test or 95% gross income test.

Asset Tests.    To maintain our qualification as a REIT we must also satisfy, at the close of each quarter of each taxable year, the following tests relating to the nature of our assets.

•	at least 75% of the value of our total assets must be represented by real estate assets, including (a) interests in real property and interests in obligations secured by real property (“mortgages”), (b) our proportionate share (determined in accordance with our capital interest) of real estate assets held by any partnership in which we are a partner, (c) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (that is, at least five-years) public debt offering, and (d) cash, cash items and Government securities.

•	no more than 20% of the value of our total assets may be securities of one or more taxable REIT subsidiaries (described below); and

•	except for (a) securities in the 75% asset class, (b) securities in a taxable REIT subsidiary or qualified REIT subsidiary (defined below), and (c) certain partnership interests and debt obligations, —

•	the value of any one issuer’s securities we own may not exceed 5% of the value of our total assets;

•	we may not own more than 10% of any one issuer’s outstanding voting securities; and

•	we may not own more than 10% of the total value of any one issuer’s outstanding securities.

We may hold one or more assets (or provide services to tenants) through one or more taxable REIT subsidiaries. To treat a subsidiary as a taxable REIT subsidiary, we and the subsidiary must make a joint election by filing a Form 8875 with the IRS. We and LHL made a joint election to treat LHL as our taxable REIT subsidiary effective January 1, 2001. A taxable REIT subsidiary will pay tax at the corporate rates on its earnings, but such earnings may include types of income that might jeopardize our REIT status if we earned it directly. We may hold up to 100% of the stock in a taxable REIT subsidiary. To prevent the shifting of income and expenses between us and a taxable REIT subsidiary, the Code imposes on us a tax equal to 100% of certain items of income and expense that are not allocated between us and the taxable REIT subsidiary at arm’s length. The 100% tax is also imposed to the extent we charge a taxable REIT subsidiary interest in excess of a commercially reasonable rate. In the case of a qualified lodging facility (such as a hotel) leased by a REIT (directly or indirectly) to a taxable REIT subsidiary, the lease payments will not qualify as REIT-qualified rental income unless the property is operated on behalf of the taxable REIT subsidiary by an independent contractor. Moreover, at the time it enters into the operating agreement, the independent contractor must be actively engaged in the trade or business of operating qualified lodging facilities for persons not related to the REIT or the taxable REIT subsidiary. We believe the current operating agreements with LHL meet these requirements.

We may also hold one or more of our assets through one or more corporate subsidiaries that satisfy the requirements to be treated as “qualified REIT subsidiaries.” A qualified REIT subsidiary is disregarded for federal income tax purposes, which means, among other things, that for purposes of applying the gross income and assets tests, all assets, liabilities and items of income, deduction and credit of the subsidiary will be treated as ours. A subsidiary is a qualified REIT subsidiary if we own all the stock of the subsidiary. We may also hold one or more of our assets through other entities that may be disregarded for federal income tax purposes, such as one or more limited liability companies (LLCs) in which we are the only member.

Finally, as described above, we may hold one or more of our assets through one or more partnerships. For purposes of applying the REIT asset and gross income qualifications tests, and in other instances, Treasury regulations will treat us as owning a proportionate share of a partnership’s gross income and assets based on our percentage ownership of that partnership’s capital. For this reason, if we own any percentage of the capital interests in a partnership that we do not control, we may be unable to avoid sharing in that partnership’s non-REIT-qualifying assets and income.

If we satisfy the asset tests at the close of any quarter, we will not lose our REIT status if we fail to satisfy the asset tests at the end of a later quarter solely because of changes in asset values. If our failure to satisfy the asset tests results, either in whole or in part, from an acquisition of securities or other property during a quarter, the failure can be cured by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance. In some instances, however, we may be compelled to dispose of assets that we would prefer to retain.

Annual Distribution Requirements.    To qualify as a REIT we must also distribute to our shareholders dividends (other than capital gain dividends) in an amount at least equal to (i) the sum of (A) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our “net capital gain”) and (B) 90% of the after-tax net income (if any) from foreclosure property, minus (ii) the sum of certain items of non-cash income (including, among other things, cancellation of indebtedness income and original issue discount income). In general, the distributions can be paid during the taxable year to which they relate. We may also satisfy the distribution requirements with respect to a particular year provided we (1) declare a sufficient dividend before timely filing our tax return for that year and (2) pay the dividend within the 12-month period following the close of the year, and on or before the date of the first regular dividend payment after such declaration.

To the extent we fail to distribute our net capital gain, and to the extent we distribute at least 90%, but less than 100%, of our “REIT taxable income” (as adjusted) we will be subject to tax at the regular corporate capital gains rates (with respect to the undistributed net capital gain) and at the regular corporate ordinary income tax rates (with respect to the undistributed REIT taxable income). Furthermore, if we fail to distribute during each calendar year at least the sum of (i) 85% of the REIT ordinary income for such year, (ii) 95% of our REIT capital gain income for such year and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such amounts over the amounts actually distributed. In addition, if we dispose of any asset subject to the Built-In Gain Rule during the Recognition Period, we will be required to distribute at least 95% of the built-in gain (after tax), if any, recognized on the disposition. For this purpose, dividends declared in October, November or December of any calendar year and payable to shareholders of record on a specified date in such month, are treated as paid by us and as received by our shareholders on the last day of the calendar year, provided we actually pay the dividends no later than in January of the following calendar year.

We intend to make timely distributions sufficient to meet the annual distribution requirements. In this regard, because we may claim depreciation and other non-cash charges in computing our REIT taxable income, we expect our cash flow to exceed our REIT taxable income. It is possible, however, that from time-to-time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement. The shortfall may, for example, be due to differences between the time we actually receive income or pay an expense, and the time we must include the income or may deduct the expense for purposes of calculating our REIT taxable income. As a further example, the shortfall may be due to an excess of non-deductible cash outlays such as principal payments on debt and the acquisition of investments, over non-cash deductions such as depreciation. In such events, we may arrange for short-term or long-term borrowings so that we can pay the required dividends and meet the 90% distribution requirement.

Under certain circumstances, if we fail to meet the distribution requirement for a taxable year, we may correct the situation by paying “deficiency dividends” to our shareholders in a later year. By paying the deficiency dividend we may increase our dividends paid deduction for the earlier year, thereby reducing our REIT taxable income for the earlier year. However, if we pay a deficiency dividend, we will have to pay to the IRS interest based upon the amount of any deduction taken for such dividend.

Failure to Qualify.    If we fail to qualify for taxation as REIT in any taxable year and certain relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which our qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

For any year in which we fail to qualify as a REIT, we will not be required to make distributions to our shareholders. Any distributions we do make will not be deductible by us, and will generally be taxable to our shareholders as ordinary income to the extent of our current and accumulated earnings and profits. Subject to certain limitations in the Code, corporate shareholders receiving such distributions may be eligible to claim the dividends received deduction.

Taxation of Shareholders

Taxation of U.S. Shareholders.    As long as we qualify as a REIT, distributions that are made to our taxable U.S. Shareholders out of current or accumulated earnings and profits (and that are not designated as capital gain dividends) will be taken into account by them as ordinary income and will be ineligible for the dividends received deduction. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the shareholder has held our shares. (Any loss upon a sale or exchange of shares held for six months or less (determined by applying certain holding period rules), however, will be treated as a long-term capital loss to the extent the shareholder received from us distributions that were required to be treated as long-term capital gains.)

We may elect to not distribute any net long-term capital gain and pay the tax thereon. In that case, a U.S. Shareholder will (i) include in its income, as long-term capital gain, its proportionate share of the undistributed gain, and (ii) claim, as a refundable tax credit, its proportionate share of the taxes paid. In addition, a shareholder will be entitled to increase the basis in our shares by an amount equal to the difference between its share of the undistributed long term capital gains and its share of the taxes paid.

Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder’s shares, but rather will reduce the adjusted basis of the shareholder’s shares. To the extent these distributions exceed the shareholder’s adjusted basis in its shares, the distributions will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the shareholder.

Earnings and profits are allocated to distributions with respect to preferred stock before they are allocated to distributions with respect to common stock. Therefore, depending on our earnings and profits, distributions with respect to our preferred shares (as compared to distributions with respect to our common shares) are more likely to be treated as dividends than as a return of capital or a distribution in excess of basis.

Shareholders may not claim on their individual income tax returns our net operating losses or capital losses. In addition, distributions with respect to, and gain from the disposition of, our shares will be treated as “portfolio income” and, therefore, shareholders will be unable to claim passive losses against such income.

A redemption of our shares will be treated as a distribution and hence taxable as a dividend to the extent of our current or accumulated earnings and profits, unless the redemption is treated as a distribution in part or full payment in exchange for the redeemed shares under section 302(b) of the Code. Under that statute, a redemption will generally be treated as a distribution in part or full payment in exchange for the redeemed shares if the distribution:

•	is “substantially disproportionate” with respect to your ownership in us,

•	results in a “complete termination” of your common and preferred share interests in us, or

•	is “not essentially equivalent to a dividend” with respect to you.

In determining whether any of these tests have been met, a shareholder must generally take into account our common and preferred shares considered to be owned by the shareholder by reason of constructive ownership rules as well as our common and preferred shares actually owned by the shareholder.

Backup Withholding.    We will report to our U.S. Shareholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto. A shareholder may be subject to backup withholding with respect to dividends paid unless the holder (i) is a corporation or comes within certain other exempt categories and, if required, demonstrates this fact, or (ii) provides a taxpayer identification number and certifies as to no loss of exemption, and otherwise complies with the applicable requirements of the backup withholdings rules. An individual U.S. Shareholder may satisfy the requirements by providing us with an appropriately prepared IRS Form W-9. Individual U.S. Shareholders who do not provide us with their correct taxpayer identification numbers may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability.

Tax-Exempt Shareholders.    The IRS has ruled that amounts distributed as dividends by a qualified REIT generally do not constitute unrelated business taxable income (“UBTI”) if received by a tax-exempt entity. Based on that ruling, the dividend income from our shares will not be UBTI to a tax-exempt shareholder, provided that the tax-exempt shareholder has not held its shares as “debt financed property” within the meaning of the Code and such shares are not otherwise used in a trade or business. Similarly, income from selling our shares will not constitute UBTI unless the tax-exempt seller has held its shares as “debt financed property” or has used the shares in a trade or business.

Notwithstanding the above paragraph, if we are a pension-held REIT, then any qualified pension trust that holds more than 10% of our stock will have to treat dividends as UBTI in the same proportion that our gross income would be UBTI. A qualified pension trust is any trust described in section 401(a) of the Code that is exempt from tax under section 501(a). In general, we will be treated as a pension held REIT if both (a) we are predominantly owned by qualified pension trusts (that is, at least one qualified pension trust holds more than 25% of our shares, or one or more qualified pension trusts, each of which owns more than 10% of our shares, hold in the aggregate more than 50% of our shares) and (b) we would not be a REIT if we had to treat our stock held in a qualified pension trust as owned by the qualified pension trust (instead of treating such stock as owned by the qualified pension trust’s multiple beneficiaries). As a result of certain limitations on transfer and ownership of shares contained in the Declaration of Trust, we do not expect to be classified as a “pension held REIT.”

In addition, if a tax-exempt shareholder is described in section 512(a)(3) of the Code, then distributions received from us may also constitute UBTI. A shareholder is described in section 512(a)(3) the shareholder qualifies for exemption under sections 501(c)(7), (9), (17) or (20).

Taxation of Foreign Shareholders

The rules governing U.S. federal income taxation of Non-U.S. Shareholders are complex and no attempt will be made herein to provide more than a limited summary of those rules. WE RECOMMEND THAT NON-U.S. SHAREHOLDERS CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF U.S. FEDERAL, STATE, LOCAL OR FOREIGN INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN SHARES, INCLUDING ANY REPORTING REQUIREMENTS.

Ordinary Dividends.    Distributions, other than distributions that are treated as attributable to gain from sales or exchanges by us of U.S. real property interests (discussed below) and other than distributions designated by us as capital gain dividends, will be treated as ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions to Non-U.S. Shareholders will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution, unless an applicable tax treaty reduces that tax rate. If income from the investment in the shares is treated as effectively connected with the shareholder’s conduct of a U.S. trade or business, the Non-U.S. Shareholder generally will be subject to tax at graduated rates in the same manner as U.S. shareholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax if the shareholder is a foreign corporation).

We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any dividends (other than dividends treated as attributable to gain from sales or exchanges of U.S. real property interests and capital gain dividends) paid to a Non-U.S. Shareholder, unless we receive the requisite proof that (i) a lower treaty rate applies or (ii) the income is “effectively connected income.” A Non-U.S. Shareholder claiming the benefit of a tax treaty may need to satisfy certification and other requirements, such as providing an IRS Form W-8BEN. A Non-U.S. Shareholder who wishes to claim distributions are effectively connected with a United States trade or business, may need to satisfy certification and other requirements, such as providing IRS Form W-8ECI. Other requirements, such as providing an IRS Form W-8IMY, may apply to Non-U.S. Shareholders that hold their shares through a financial intermediary or foreign partnership.

Return of Capital.    Distributions in excess of our current and accumulated earnings and profits, which are not treated as attributable to the gain from disposition by us of a U.S. real property interest, will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the Non-U.S. Shareholder’s shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder’s shares, they will give rise to tax liability if the Non-U.S. Shareholder otherwise would be subject to tax on any gain from the sale or disposition of its shares, as described below. If it cannot be determined at the time a distribution is made whether the distribution will exceed our current and accumulated earnings and profits, then the distribution will be subject to withholding at the rate applicable to dividends. The Non-U.S. Shareholder, however, may seek a refund of these amounts from the IRS if it is subsequently determined that the distribution did, in fact, exceed our current and accumulated earnings and profits.

Capital Gain Dividends.    For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended (“FIRPTA”). Under FIRPTA, these distributions are taxed to a Non-U. S. Shareholder as if the gains were effectively connected with a U. S. business. Thus, Non-U.S. Shareholders will be taxed on these distributions at the same capital gain rates applicable to U.S. Shareholders (subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals), without regard to whether the distributions are designated by us as capital gain dividends. Distributions subject to the FIRPTA provisions may also be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder unless the Shareholder is entitled to treaty relief or other exemption. Treasury Regulations under FIRPTA require us to withhold 35% of any distribution that we could designate as a capital gain dividend.

Sales of Shares.    Gain recognized by a Non-U.S. Shareholder upon a sale or exchange of shares generally will not be taxed under FIRPTA provided we are a “domestically controlled REIT.” In general we will qualify as a domestically held REIT if at all times during a designated testing period less than 50% in value of our shares are held (directly or indirectly) by foreign persons. It is currently anticipated that we will be a “domestically controlled REIT” and that therefore the sale of shares will not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) its investment in our shares is “effectively connected” with its conduct of a U.S. trade or business, or (ii) the Non-U.S. Shareholder is an alien individual who is present in the United States for 183 days or more during the taxable year. A similar rule will apply to capital gain dividends not subject to FIRPTA.

Although we anticipate that we will qualify as a domestically controlled REIT, because our shares will be publicly traded, no assurance can be given that we will continue to qualify. If we are not a domestically controlled REIT, then whether or not a Non-U.S. Shareholder’s sale of the shares will be subject to tax under FIRPTA will depend on (i) whether or not the shares were regularly traded on an established securities market (such as the New York Stock Exchange) and (ii) the size of the seller’s interest in the shares. If gain on the sale of shares is subject to tax under FIRPTA, then a Non-U.S. Shareholder is subject to the same treatment as a U.S. Shareholder with respect to such gain (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of such shares may be required to withhold 10% of the gross purchase price.

Redemptions

Redemptions of the shares will be treated as distributions made with respect to those shares. Whether such distributions will be treated as dividends will depend on the rules under section 302 (b) discussed above under the caption “Taxation of U.S. Shareholders.” Whether such distributions will be subject to tax under FIRPTA will depend on whether such distributions are attributable to gain from sales or exchanges by us of U.S. real property interests.

Federal Estate Taxes

In general, if an individual who is not a citizen or resident (as defined in the Code) of the United States owns (or is treated as owning) our stock at the date of death, such stock will be included in the individual’s estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Proposed Legislation

Under the President’s budget proposal for fiscal year 2004, up to 100% of the dividends paid by a taxable corporation could be excluded from a shareholder’s gross income. Subject to certain narrow exceptions, this exclusion would not apply to REIT dividends such as the dividends payable on our shares. If the dividend exclusion becomes law, an investment in our shares could become less attractive than other investments and could impair the value of our shares.

PLAN OF DISTRIBUTION

We may sell the securities to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. LaSalle Hotel Properties also may, from time to time, authorize underwriters acting as their agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of securities, and any discounts, concessions for commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

One or more of the following (or their successors) may be involved as an underwriter or agent in any at-the-market offering of securities.

•	A.G. Edwards & Sons, Inc.

•	Deutsche Banc Alex. Brown Inc.

•	Harris Investor Services, LLC

•	Legg Mason Wood Walker, Incorporated

•	Raymond James & Associates, Inc.

•	UBS Securities LLC

•	Wachovia Securities, Inc.

Certain of the underwriters and their affiliates may engage in transactions with, and perform services for, us in the ordinary course of business.

LEGAL MATTERS

The validity of the issuance of the securities offered hereby and certain legal matters described under “Federal Income Tax Considerations” will be passed upon for LaSalle Hotel Properties by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule of LaSalle Hotel Properties as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 and the financial statements of LaSalle Hotel Lessee, Inc. for the years ended December 31, 2000 and 1999, and for the period from April 29, 1998 (inception) through December 31, 1998, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

1,000,000 Shares

8.375% Series B Cumulative Redeemable Preferred Shares

(Liquidation Preference  $25 Per Share)

PROSPECTUS SUPPLEMENT

RAYMOND JAMES

September 23, 2003